Exhibit 2.1

CERTAIN INFORMATION CONTAINED IN THIS EXHIBIT, MARKED BY [***], HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE THE REGISTRANT HAS DETERMINED THAT IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

ASSET PURCHASE AGREEMENT

by and among

Zentalis Pharmaceuticals, Inc.,

Zeno Management, Inc.

and

Immunome, Inc.

Dated as of October 25, 2024

Table of Contents

		Page

1.	Definitions	1

2.	Purchase and Sale of Assets	11

2.1	Purchased Assets	11
2.2	Purchaser Liabilities	11
2.3	Excluded Liabilities	11
2.4	Excluded Assets	11
2.5	License Agreement	11

3.	Consideration	11

3.1	Issuance of Share Consideration	11
3.2	Contingent Consideration	11
3.3	Withholding	12

4.	Closing	12

4.1	Closing	12
4.2	Deliveries at Closing	12
4.3	Ownership	13
4.4	Later Discovered Assets	13
4.5	Destruction of Electronic Records	13

5.	Representations and Warranties	13

5.1	Representations and Warranties of Seller	13
5.2	Representations and Warranties of Purchaser	17
5.3	Non-Reliance	19

6.	Additional Agreements	19

6.1	Public Disclosures	19
6.2	Confidentiality	20
6.3	Termination of License Agreement	22
6.4	Non-Solicitation	22
6.5	Further Assurances and Cooperation	22
6.6	Tax Matters	23

7.	Indemnification	23

7.1	Indemnification by Seller and Purchaser	23
7.2	Survival	24
7.3	Limitations	25
7.4	Resolution of Indemnification Disputes	25
7.5	Third Party Claim Procedures	26

-i-

Table of Contents

(continued)

		Page

7.6	Tax Treatment of Indemnification Payments	27
7.7	Exclusive Remedy	27
7.8	[***]	27

8.	Miscellaneous	27

8.1	Governing Law; Jurisdiction	27
8.2	Specific Performance	28
8.3	WAIVER OF JURY TRIAL	28
8.4	Entire Agreement; Severability	28
8.5	Incorporation by Reference	29
8.6	Amendments and Waivers	29
8.7	Notices	29
8.8	No Assignment; Binding Effect	30
8.9	Third Person Beneficiaries	30
8.10	Relationship of the Parties	30
8.11	Headings; Interpretation	30
8.12	Counterparts; Signatures	31
8.13	Expenses	31

Exhibits

Exhibit A	–	Patent Assignment Agreement
Exhibit B	–	Bill of Sale

Schedules

Schedule I	–	Seller Patents
Schedule II	–	ROR1 Antibodies
Schedule III	–	Seller ADC Technology
Schedule IV	–	Seller Know-How Disclosure Schedule

-ii-

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made as of October 25, 2024 (the “Agreement Date”), by and among Zentalis Pharmaceuticals, Inc., a Delaware corporation (“ZPI”), Zeno Management, Inc., a Delaware corporation and wholly owned subsidiary of ZPI (“ZMI”, and together with ZPI, “Seller”), and Immunome, Inc., a Delaware corporation (“Purchaser”). Seller and Purchaser are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

Background

ZPI and Purchaser are parties to a License Agreement dated as of January 5, 2024, as amended (the “License Agreement”), pursuant to which ZPI granted Purchaser an exclusive, worldwide, royalty-bearing license under certain intellectual property rights relating to ADCs (as defined below), including ADCs containing a ROR1 Antibody (as defined below).

In lieu of the License Agreement and ZPI’s and Purchaser’s ongoing rights and obligations thereunder, Purchaser desires to acquire and purchase from Seller, and Seller agrees to sell and assign to Purchaser, the Purchased Assets (as defined below), which includes certain assets that were previously licensed to Purchaser under the License Agreement, on the terms and subject to the conditions set forth in this Agreement, and in connection with the sale and transfer of the Purchased Assets pursuant this Agreement, the Parties will terminate the License Agreement.

Now, Therefore, in consideration of the foregoing premises and the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Agreement

1.	Definitions

In this Agreement and any Exhibit, Disclosure Schedule, and Schedules attached hereto, the following terms have the meanings specified or referred to in this Article 1 and shall be equally applicable to both the singular and plural forms.

[***].

“Action” or “Actions” means any lawsuit, claim, hearing, enforcement, audit, investigation, lawsuit, action (including arbitration or mediation) or other regulatory, quasi-judicial, or judicial proceeding.

“ADC” means an antibody-drug conjugate, which is a biopharmaceutical drug comprising an Antibody that is covalently linked to one or more biologically active payloads (including small molecules, proteins, and radionuclides) via a linking group.

“Affiliate” means a corporation, partnership, trust or other entity that directly, or indirectly through one or more intermediates, controls, is controlled by or is under common control with a specified Party. For such purposes, “control,” “controlled by” and “under common control with” will mean the possession of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting equity, voting member or partnership interests, control of a majority of the board of directors or other similar body, by contract or otherwise. In the case of a corporation, the direct or indirect ownership of fifty percent (50%) or more of its outstanding voting shares or the ability otherwise to elect a majority of the board of directors or other managing authority of the entity will in any event be presumptively deemed to confer control, it being understood that the direct or indirect ownership of a lesser percentage of such shares will not necessarily preclude the existence of control.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 6.6(a).

“Antibody” means an immunoglobulin molecule capable of binding to a specific Target, through at least one antigen recognition site, located in the variable region of the immunoglobulin molecule. The term “Antibody” encompasses not only full-length immunoglobulin molecules, but also any antigen-binding fragments thereof, fusion proteins comprising an antibody or antigen-binding fragment thereof, bispecific and multi-specific antibodies, antibody drug conjugates, nanobodies, and any other modified configuration of the antibody or antigen binding fragment thereof comprising an antigen recognition site.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986 or any applicable Laws of similar effect, and the related regulations and published interpretations thereunder.

“Assignment Agreement” means any agreement with a Third Party (other than an Inventor) assigning right, title, or interest to any Seller Patents.

“Bill of Sale” means the Bill of Sale in substantially the form attached hereto as Exhibit B.

“Books and Records” means books, records, files, documents, information and correspondence of Seller or its Affiliates to the extent solely relating to assets and properties described in clauses (a) and (b) of Purchased Assets, other than any such records specific to legal (including any attorney-client communications, internal documents, and confidentiality agreements with Third Parties pertaining to the Purchased Assets), finance, accounting, general corporate information, business development, equipment and software, records management, human resources, insurance, payroll, employee benefit services, facilities or real estate matters.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of New York or the State of Washington.

“Change of Control” means, with respect to a Party, (a) the consummation of a merger or consolidation of such Party in which the stockholders of such Party that directly or indirectly control such Party immediately prior to such merger or consolidation do not continue to hold immediately following the closing of such merger or consolidation at least fifty percent (50%) of the combined voting power of the then outstanding securities of the surviving or resulting entity; (b) the consummation of a sale or transfer of all or substantially all of the assets of such Party to one or more Third Parties, or other similar transaction or series of related transactions; or (c) any transaction or series of transactions in which any person or entity or group (as defined under federal securities law) acquires beneficial ownership of securities of a Party representing more than fifty percent (50%) of the combined voting power of the then outstanding securities of such Party.

“Claim” means a claim for Losses.

“Claim Notice” means a written notice given by an Indemnified Party to the Indemnifying Party that the Indemnified Party is proposing a claim made in good faith.

“Closing” has the meaning set forth in Section 4.1.

“Closing Date” has the meaning set forth in Section 4.1.

“Code” means the Internal Revenue Code of 1986.

“Commercialization” means all activities undertaken relating [***].

“Commercially Reasonable Efforts” means [***].

“Consideration” has the meaning set forth in Section 3.2(a).

“Conflict” has the meaning set forth in Section 5.1(c).

“Contract” means any written or oral contract, agreement, or instrument, including supply contracts, licenses, understandings or commitments, customer agreements, subcontracts, leases of personal property, notes, guarantees, pledges, and conditional sales agreements to which the Person referred to is a party or by which any of its assets are bound.

“Control” or “Controlled by” means, with respect to any item of Know-How, Patent, Patent Application, or other intellectual property right, in each case that a Party, on behalf of itself or its Affiliates, owns or has a license to such item, the right or the ability to grant to the other Party a license or sublicense with respect thereto as provided for in the License Agreement, without violating the terms of any agreement or other arrangement with, or any legal rights of any Third Party.

“Cover” or “Covered” means, (a) with respect to Know-How, that the Exploitation of a given molecule, pharmaceutical product, or item actually uses such Know-How and (b) with respect to a Patent right, that the Exploitation of a given molecule, pharmaceutical product, or item would infringe a Valid Claim of such Patent right (in the absence of ownership of, or a license under, such Patent right).

“Derivative” means with respect to a given Antibody, an Antibody that shares at least [***] sequence homology with the given Antibody.

“Development” means [***].

“Disclosure Schedules” has the meaning set forth in Section 5.1.

“Effective Date of the License Agreement” means January 5, 2024.

“Enforceability Exception” has the meaning set forth in Section 5.1(b).

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Liabilities” means, without duplication, all Liabilities of Seller and its Affiliates other than the Purchaser Liabilities, including all Liabilities arising from Seller’s ownership or use of the Purchased Assets in any period ending on or prior to the Closing Date, and in the case of Taxes, any Seller Tax Liabilities.

“Exploit” or “Exploitation” means the making, having made, using, having used, selling, having sold, offering for sale or otherwise disposing of, a Product, including all discovery, research, Development (including the conduct of clinical trials), Manufacturing, registration, modification, enhancement, improvement, labeling, storage, formulation, exportation, importation, optimization, transportation, distribution, promotion, marketing and Commercialization activities related thereto.

“FDA” means the U.S. Food and Drug Administration, or any successor thereto, having the administrative authority to regulate the marketing of human pharmaceutical products or biological therapeutic products in the U.S.

“Fraud” means [***].

“Fundamental Representations” means the representations and warranties contained [***].

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, local, or any non-U.S. government, governmental, regulatory (including self-regulatory) or administrative authority, body, agency or commission or any court, tribunal, or judicial or arbitral body.

“IND” means an investigational new drug application submitted to the FDA pursuant to 21 C.F.R. Part 312, including any amendments or supplements thereto. References herein to IND will include, to the extent applicable, any foreign counterpart of the foregoing filed with a Regulatory Authority outside the U.S. for the investigation of a medicinal product in any other country or group of countries in conformance with the requirements of such Regulatory Authority.

“Indemnified Party” means any Party entitled to indemnification hereunder.

“Indemnifying Party” means the Party from whom indemnification is claimed.

“Inventor” means each of the named inventors of each of the Seller Patents, as well as any inventor who should be or should have been named on each of the Seller Patents.

“Inventor Assignment Agreement” means an agreement by Seller or its Affiliate with the respective Inventor assigning all right, title, and interest to the Seller Patents. For clarity, any agreement with an employee or contractor of Seller or its Affiliate that provides for the general assignment of inventions made in the course of employment by or providing services to Seller or its Affiliate shall not be an “Inventor Assignment Agreement”.

“Know-How” means ideas, inventions, discoveries, concepts, formulas, practices, procedures, processes, methods, platform technology, knowledge, know-how, trade secrets, technology, designs, drawings, computer programs, skill, experience, documents, apparatus, results, clinical and regulatory strategies, test data, including chemical, biological, pharmacological, toxicological, animal and clinical data, analytical and quality control data, manufacturing data and descriptions, Patent and legal data, market data, financial data or descriptions, devices, assays, biomarkers, companion diagnostics, formulations, dosage regimens, specifications, compositions of matter, product samples and other samples, physical, chemical and biological materials and compounds, and the like, in written, electronic or other form, now known or hereafter developed, whether or not patentable.

“Knowledge.” An individual shall be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter after reasonable investigation. Seller shall be deemed to have “Knowledge” of a particular fact or other matter if [***] has Knowledge of such fact or other matter after reasonable investigation [***].

“Laws” means any United States federal, state and local, and any non-U.S., laws, statutes, regulations, rules, codes, directives, orders, ordinances or other requirements enacted, adopted, issued or promulgated by any Governmental Authority (including those pertaining to Regulatory Authorities) or common law.

“Legal Proceeding” means any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Liability” or “Liabilities” means, with respect to any Person, any indebtedness, duty, direct or indirect liability, obligation, commitment, expense, claim, deficiency, in each case of any kind, whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise.

“Lien” means any lien, statutory lien, pledge, mortgage, security interest, Claim, encumbrance, restriction on use or transfer, easement, right of way, option, conditional sale, or other title retention agreement of any kind or nature.

“Losses” means any damages, losses, expenses, costs, settlement payments, awards, judgments, fines or penalties, including reasonable attorneys’ fees and any amount payable as Taxes. Except (a) [***] or (b) to the extent incurred or paid in connection with a Third Party Claim, “Losses” shall not include any incidental, special, indirect, consequential or punitive damages, or any other damages that are not proximate to and reasonably foreseeable, as a result of a Party’s performance or breach or non-performance under this Agreement or otherwise related to this Agreement.

“made available” means that Seller has provided to Purchaser that material in question, on before the [***] prior to the Agreement Date.

“Manufacture” or “Manufacturing” means the activities performed in connection with the manufacture, testing (including quality control, quality assurance and lot release testing), bulk packaging or storage of a Product, as applicable.

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect, result, or state of facts that, individually or in the aggregate, (a) is or would reasonably be expected to be materially adverse to the Purchased Assets, taken as a whole or (b) materially impairs the ability of Seller to consummate, or prevents or materially delays, the Closing or would reasonably be expected to do so; provided that any event, change, circumstance, occurrence, effect, result, or state of facts resulting from (i) general economic conditions, (ii) conditions generally affecting the industries in which Seller operates, (iii) acts of war, national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment of personnel of the United States, (iv) any epidemic, pandemic, or widespread disease outbreak, or other public health emergencies, (v) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates), (vi) changes in GAAP, applicable Laws or the enforcement, implementation or interpretation thereof, (vii) any natural or man-made disaster, (viii) the public announcement of this Agreement or any of the Transactions, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with Seller, [***].

“Milestone Event” means [***].

“Milestone Payment” has the meaning set forth in Section 3.2(a).

“Objection Deadline” has the meaning set forth in Section 7.4(a).

“Objection Notice” has the meaning set forth in Section 7.4(a).

“Order” means and includes any writ, law, rule, regulation, executive order or decree, judgment, injunction, ruling, or other order, whether temporary, preliminary, or permanent enacted, issued, promulgated, enforced, or entered into by any Governmental Authority.

“Organizational Document” means (a) the articles or certificate of incorporation, association, or formation and the bylaws of a corporation; (b) operating agreement, limited liability company agreement, or similar document governing a limited liability company; (c) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (d) any amendment to any of the foregoing.

“Party” or “Parties” has the meaning set forth in the preamble.

“Patent” means (a) letters patent (or other equivalent legal instrument), including utility and design patents, and including any extension, substitution, registration, confirmation, reissue, re-examination or renewal thereof, together with all invention certificates, supplementary protection certificates, of any of the foregoing, and (b) all foreign or international equivalents of any of the foregoing in any country.

“Patent Application” means (a) an application for letters patent, including a reissue application, a re-examination application, a continuation application, a continued prosecution application, a continuation-in-part application, a divisional application or any equivalent thereof that is pending at any time before a government patent examination and granting authority and (b) all foreign or international equivalents of any of the foregoing in any country.

“Patent Assignment Agreement” means the Patent Assignment Agreement in substantially the form attached hereto as Exhibit A.

“Patent Documents” means all (a) prosecution files and docketing reports for each of the Seller Patents; (b) Assignment Agreements and all Inventor Assignment Agreements with respect to the Seller Patents; and (c) documents, records, and files with respect to (i) the conception and reduction to practice (and diligence in reduction to practice) of the inventions of any of the Seller Patents, and (ii) the filing, prosecution, registration, continuation, continuation-in-part, reissuance, correction, enforcement, defense, and maintenance of the Seller Patents.

“Permitted Liens” means (a) Liens for Taxes or similar governmental assessments and charges not yet due and delinquent; (b) Liens arising by operation of Law; and (c) other Liens or imperfections on property, which in each case do not materially impair or limit the use value or marketability of the property which they encumber (assuming for this purpose use of such property in substantially the same manner as such property was used by Seller as of the Effective Date of the License Agreement).

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or Governmental Authority.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Proceeding” means any suit, Claim, complaint, investigation, litigation, audit, proceeding, or arbitration by or before any Person.

“Product” means any pharmaceutical product (a) containing an ADC, in any dosage strength or formulation, that incorporates or is otherwise Covered by Seller IP or an invention that constitutes any improvement, derivative, modification or enhancement to Seller IP or (b) containing a ROR1 Antibody. For clarity, a Product includes any pharmaceutical product containing an ADC, in any dosage strength or formulation, that incorporates or is otherwise Covered by Seller IP or an invention that constitutes any improvement, derivative, modification or enhancement to Seller IP and includes a ROR1 Antibody.

“Purchased Assets” means (a) all Seller IP together with (i) any and all goodwill symbolized thereby and associated therewith, (ii) any and all rights to royalties, profits, compensation, license payments, and other payments or remuneration of any kind relating thereto, and (iii) any and all rights to obtain renewals, reissues, reexaminations, supplemental examinations and certificates and extensions of registrations, exclusivities, or other legal protections pertaining to the Seller IP and all Patent Documents; (b) all rights, Claims, credits (other than Tax credits or Tax refunds), including guaranties, warranties, indemnities, causes of action or rights of set-off, and other similar rights against Third Parties to the extent relating to or arising from the assets and properties described in clause (a) or clause (c); and (c) all Books and Records.

“Purchaser Common Stock” means shares of Purchaser’s common stock, $0.0001 par value per share.

“Purchaser Indemnified Parties” has the meaning set forth in Section 7.1(a).

“Purchaser Liabilities” has the meaning set forth in Section 2.2.

“Purchaser Trading Price” means [***].

“Regulatory Approval” means, with respect to a Product, all approvals from the relevant Regulatory Authority necessary to initiate marketing and selling of a Product in any country or jurisdiction.

“Regulatory Authority” means any applicable Governmental Authority involved in the granting and maintenance of Regulatory Approvals in any country worldwide, or the conduct of clinical investigations, including the FDA in the United States.

“Related Agreements” means the Bill of Sale, the Patent Assignment Agreement, and any agreement, document, or instrument entered into or delivered in connection with this Agreement and the Transactions (other than the Stock Issuance Agreement).

“ROR1” means the receptor tyrosine kinase-like orphan receptor 1.

“ROR1 ADC” means any ADC containing a ROR1 Antibody.

“ROR1 ADC Product” means any pharmaceutical product, in any dosage strength or formulation, containing a ROR1 ADC.

“ROR1 Antibody” means (a) any Antibody that is listed in Schedule II and (b) any Antibody that is a Derivative of any of the Antibodies that are listed in Schedule II.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning set forth in the preamble.

“Seller ADC Technology” means Seller’s proprietary (a) chemistry, materials and methodologies used to covalently link an Antibody to one or more biologically active payloads (including drugs, proteins, and radionuclides) via a linking group, (b) biologically active payloads (e.g., small molecule drugs, peptides, proteins, radionuclides, and other chemical moieties) designed to be covalently linked to an Antibody to create an ADC, and (c) linking groups designed to covalently link an Antibody to one or more biologically active payloads (including drugs, peptides, proteins, radionuclides and other chemical moieties), including for (a), (b) and (c), the chemistry, materials, methodologies, payloads and linking groups described in Schedule III, and in each case as such chemistry, materials, methodologies, payloads and linking groups exist as of the Effective Date of the License Agreement.

“Seller Indemnified Parties” has the meaning set forth in Section 7.1(b).

“Seller IP” means any and all (a) Seller Patents, (b) Seller Know-How, (c) inventions existing in any of the foregoing, and (d) rights to sue for past, present, or future infringement, violations, or misappropriation of any of the foregoing anywhere in the world.

“Seller Know-How” means any and all Know-How Controlled by Seller or its Affiliates as of the Effective Date of the License Agreement that is necessary or reasonably useful to Exploit the Seller ADC Technology, ROR1 Antibodies or an ROR1 ADC, including the Know-How described in Schedule IV.

“Seller Patents” means (a) the Patents and Patent Applications listed in Schedule I, (b) any Patents that issue from the Patent Applications listed in Schedule I, (c) any Patents or Patent Applications that claim priority to a Patent or Patent Application listed in Schedule I, including any continuation, continued prosecution application, divisional, reissue or re-examination and (d) any foreign equivalents of the Patents or Patent Applications referenced in clauses (a) through (c), in each case (clauses (a) through (d)), that was, or is, Controlled by Seller or its Affiliates as of the Effective Date of the License Agreement or as of the Closing Date, respectively.

“Seller Tax Liabilities” means (a) all Taxes of Seller or its Affiliates, or for which the Seller or any of its Affiliates is or are liable (including as a transferee or successor, or by contract or otherwise by operation of Law), for any taxable period, (b) any Taxes of another Person that Seller is liable (including under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. applicable Law) as a result of being a member of an affiliated, consolidated, combined or unitary group for Tax purposes on or before the Closing Date or any similar provision of state, local, or foreign applicable Law, (c) fifty-percent of any Transfer Taxes pursuant to Section 6.6(c), and (d) all Taxes imposed on the Purchased Assets for the Pre-Closing Tax Period, including the portion of any Straddle Period Tax as determined by Section 6.6(b).

“Settled Claims” has the meaning set forth in Section 7.4(c).

“Shares” has the meaning set forth in Section 3.1.

“Stock Issuance Agreement” means that certain Stock Issuance Agreement entered into between Purchaser and Seller as of the Agreement Date.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Straddle Period Tax” has the meaning set forth in Section 6.6(b).

“Subsidiary” means with respect to any Person, any other Person (a) of which the initial Person directly or indirectly owns or controls more than 50% of the voting equity interests or has the power to elect or direct the election of a majority of the members of the governing body of such Person or (b) which is required to be consolidated with such Person under GAAP.

“Surviving License Agreement Rights” has the meaning set forth in Section 6.3.

“Target” means (a) a specific protein that is (i) identified by a GenBank protein accession number or by its amino acid sequence and (ii) coded by a genetic locus or (b) any non-synonymous mutation, splice variation, or any post-translational modification of such protein described in the foregoing clause (a).

“Tax” or “Taxes” means any and all federal, provincial, territorial, state, municipal, local, foreign or other taxes (including imposts, rates, levies, assessments, and other charges, in each case in the nature of a tax), including all income, excise, franchise, gains, capital, real property, goods and services, transfer, value added, gross receipts, windfall profits, severance, ad valorem, personal property, production, sales, use, license, stamp, documentary stamp, mortgage recording, employment, payroll, social security, unemployment, disability, estimated or withholding taxes, and all customs and import duties, together with all interest, penalties and additions to tax (and additional amounts imposed with respect to such amounts).

“Tax Contest” has the meaning set forth in Section 6.6(d).

“Tax Return” means all U.S. federal, state, local, provincial and non-U.S. returns, declarations, claims for refunds, forms, statements, reports, schedules, information returns or similar statements or documents and any amendments thereof (including any related or supporting information or schedule attached thereto) filed or required to be filed with any applicable Governmental Authority in connection with the determination, assessment or collection of any Tax.

“Third Party” means any Person other than Purchaser, Seller or an Affiliate of either of them.

“Third Party Claim” has the meaning set forth in Section 7.5(a).

“Transactions” means the transactions contemplated pursuant to this Agreement, the Stock Issuance Agreement and the Related Agreements.

“Transfer Taxes” has the meaning set forth in Section 6.6(c).

“Unobjected Claim” has the meaning set forth in Section 7.4(b).

“U.S.” means the United States of America and its territories and possessions.

“Valid Claim” means a claim in (a) an issued and unexpired Patent that has not been revoked, or held unenforceable or invalid by a decision of a patent office, court or other governmental agency of competent jurisdiction in a final and non-appealable judgment (or a judgment from which no appeal was taken within the allowable time period) and has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise, or (b) a claim in a pending Patent Application that has not been abandoned, finally rejected or expired without the possibility of appeal or re-filing and which has been pending for no more than [***] from the date of filing of the earliest patent application to which such pending patent application is entitled to claim priority.

2.	Purchase and Sale of Assets

2.1          Purchased Assets. At the Closing, Seller shall cause to be sold, transferred and conveyed to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of Seller’s and its Affiliates’ right, title and interest in the Purchased Assets, free and clear of all Liens other than Permitted Liens, upon the terms and subject to the conditions set forth in this Agreement. The sale, transfer, conveyance, assignment and delivery of the Purchased Assets will be effected pursuant to the Bill of Sale and Intellectual Property Assignment Agreement.

2.2          Purchaser Liabilities. Purchaser shall be responsible for all Liabilities arising out of Purchaser’s ownership or operation of the Purchased Assets after the Closing Date (the “Purchaser Liabilities”).

2.3          Excluded Liabilities. Subject to Section 2.2, the Parties acknowledge and agree that Purchaser will not, and in no event will Purchaser, assume or be required to pay, perform or discharge any Liabilities of Seller, including by virtue of successor liability, and that, as between the Parties, Seller shall remain responsible for all Excluded Liabilities.

2.4          Excluded Assets. Notwithstanding Section 2.1, nothing herein contained shall be deemed to sell, transfer, assign, convey, or deliver to Purchaser, and Seller shall retain all right, title, and interest in, to and under all assets, properties, rights, and interests of Seller other than the Purchased Assets (collectively, the “Excluded Assets”).

2.5          License Agreement. Notwithstanding anything in this Article 2 to the contrary, consistent with Section 6.3, each Party remains responsible for all Liabilities incurred by it under the License Agreement prior to the Closing Date, which Liabilities include such Party’s obligation to indemnify the other Party under and pursuant to the terms of the License Agreement.

3.	Consideration

3.1          Issuance of Share Consideration. In partial consideration for the purchase and sale of the Purchased Assets, subject to the Closing and the terms and conditions set forth herein, Purchaser will issue to ZPI 1,805,502 unregistered shares of Purchaser Common Stock (the “Shares”) in accordance with the Stock Issuance Agreement, [***].

3.2          Contingent Consideration.

(a)            Milestone Payment. In partial consideration for the purchase and sale of the Purchased Assets, subject to the Closing and the terms and conditions set forth herein, upon the first achievement of the Milestone Event, Purchaser will pay to ZPI a one-time cash payment of five million dollars ($5,000,000) (the “Milestone Payment,” and together with the issuance of the Shares, the “Consideration”). Purchaser and Seller acknowledge and agree that a portion of the Milestone Payment may be treated as interest for U.S. federal income tax purposes under Section 483 or 1274 of the Code. Purchaser will notify Seller in writing (in accordance with Section 8.7) within [***] after Purchaser achieves the Milestone Event. Seller shall submit an invoice to Purchaser for the Milestone Payment after the Milestone Event is achieved. Purchaser will pay the Milestone Payment, if any when payable, within [***] after receipt of such invoice. For clarity, in no event will more than five million dollars ($5,000,000) be payable under this Section 3.2(a), regardless of how many additional times a milestone is achieved by additional Products.

(b)            Diligence. Purchaser covenants and agrees that it will use Commercially Reasonable Efforts (itself or with or through its Affiliates or its licensees of the Purchased Assets) to achieve the Milestone Event. [***].

(c)            Non-Transferable Right. The right of Seller to receive any amounts with respect to the Milestone Payment (i) shall not be evidenced by a certificate or other instrument, (ii) shall not be assignable or otherwise transferable by Seller other than pursuant to a court Order, by operation of Law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any Person and (iii) does not represent any right other than the right to receive the Milestone Payment pursuant to this Agreement. Any attempted transfer of the right to any amounts with respect to any such payment by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void. Nothing in this Section 3.2(c) shall prohibit an assignment of this Agreement in compliance with Section 8.8.

3.3          Withholding. Purchaser and its agents (as applicable) shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as such Person is required to deduct or withhold therefrom under any applicable Laws and shall pay the amounts withheld to the appropriate Governmental Authority. Any amounts deducted and withheld by Purchaser or its agent from payment to Seller shall be treated for all purposes under this Agreement as having been paid to Seller. Each of Purchaser and Seller acknowledges and agrees that no withholding taxes are reasonably expected to be payable under current Laws with respect to the Consideration if Purchaser has received a duly executed and valid IRS Form W-9 from each Seller certifying that such Seller is exempt from U.S. federal backup withholding tax.

4.	Closing

4.1          Closing. The purchase and sale of the Purchased Assets (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures, at 7:30p.m. Eastern Time on the date of this Agreement (the “Closing Date”).

4.2          Deliveries at Closing.

(a)            Deliveries of Seller. On or before the Closing, Seller shall deliver or have caused to be delivered to Purchaser the following: (i) duly executed counterparts of the Patent Assignment Agreement, the Bill of Sale and the Stock Issuance Agreement; and (ii) a duly executed and valid IRS Form W-9 from each of ZPI and ZMI.

(b)            Deliveries of Purchaser. On or before the Closing, Purchaser shall deliver or caused to be delivered to Seller duly executed counterparts of the Patent Assignment Agreement, the Bill of Sale and the Stock Issuance Agreement.

Confidential

4.3          Ownership. At the Closing, upon completion of the deliveries contemplated by Section 4.2, without limiting the Parties’ obligations pursuant to Section 6.5, and without any further action required by Purchaser, Seller or their respective Affiliates, Purchaser shall be deemed to be the owner of all Purchased Assets and Seller shall have no further interest in the Purchased Assets.

4.4          Later Discovered Assets. Seller hereby confirms that all Purchased Assets are, as of the Agreement Date, already in the possession and control of Purchaser because they were delivered to Purchaser pursuant to the License Agreement. If, however, Seller later discovers that it is in possession of any Purchased Assets after the Closing Date (each, a “Later Discovered Asset”), to the extent permitted under applicable Law, Seller agrees to deliver such Later Discovered Asset to Purchaser.

4.5          Destruction of Electronic Records. Upon the Closing, Seller shall, and shall cause its Affiliates to, promptly destroy any electronic copies of Books and Records, except that Seller shall not be required to destroy any copies that are securely stored in automated electronic back-up, disaster recovery or similar systems created in the ordinary operation of such systems, unless and until destroyed in the normal course of business for destruction of backup and archival libraries and files, provided, however, that any such retained records that constitute Confidential Information shall continue to be subject to the terms and conditions of this Agreement.

5.	Representations and Warranties

5.1          Representations and Warranties of Seller. Subject to the exceptions noted in the disclosure schedules attached hereto (the “Disclosure Schedules”), Seller makes the following representations and warranties to Purchaser as of the Agreement Date:

(a)            Organization and Existence. Seller is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Seller has the requisite corporate power and authority to own, the Purchased Assets. Seller is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which the ownership of the Purchased Assets or the conduct of its business requires such qualification or license, except for those jurisdictions where the failure to be so qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Authority; Binding Nature of Agreements. Seller has all requisite power and authority to enter into this Agreement and the Related Agreements and to consummate the Transactions. The execution and delivery of this Agreement and the Related Agreements to which Seller is a party, and the consummation of the Transactions by Seller, including the sale of the Purchased Assets, have been duly authorized by all necessary corporate and stockholder action, if required, and no further corporate or stockholder action is required on the part of Seller to authorize this Agreement or any Related Agreements to which Seller is a party or the Transactions or for Seller to perform its obligations under this Agreement or any other Related Agreements. This Agreement has been duly executed and delivered by Seller and the other Related Agreements will be duly executed and delivered by Seller, and, assuming the due execution and delivery of this Agreement by Purchaser and of the Related Agreements by the counterparties thereto, this Agreement constitutes, and the Related Agreements when so executed and delivered will each constitute, a valid and legally binding obligation of Seller, enforceable against it in accordance with their respective terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a Proceeding in equity or at Law) (the “Enforceability Exception”).

(c)            No Conflict. The execution and delivery of this Agreement and the Related Agreements does not, and the consummation of the Transactions will not, conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to, any payment obligation, or a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a “Conflict”) (i) any provision of Seller’s Organizational Documents, or (ii) any material Law or material Order applicable to the Purchased Assets, or any Product. The execution and delivery of this Agreement and the Related Agreements does not, and the consummation of the Transactions will not result in the creation or imposition of any Lien other than Permitted Liens on the Purchased Assets.

(d)            Governmental Approvals and Filing. Except for any filings with any Governmental Authorities required to record the transfer of the Seller Patents, no consent, notice, waiver, approval, order, or authorization of, or registration, declaration, or filing with, any Governmental Authority or any Third Party is required by, or with respect to, Seller in connection with the execution and delivery of this Agreement or the Related Agreements and consummation of the Transactions, except as would not reasonably be expected to adversely affect the Purchased Assets or the ability of Seller to consummate the Transactions.

(e)            Taxes.

(i)            All material Tax Returns required to be filed by Seller or its Affiliates with respect to the Purchased Assets have been filed and such Tax Returns are true and correct in all material respects. All material Taxes due and owing by Seller (whether or not shown on a Tax Return) attributable to the Purchased Assets have been paid. Seller has withheld all material Taxes required to be withheld in respect of payments to any Third Party to the extent related to the Purchased Assets and remitted all such withheld Taxes to the appropriate Governmental Authority. No power of attorney that is currently in effect has been granted by the Seller with respect to the Purchased Assets (other than powers of attorney granted in the ordinary course of business, such as to a payroll provider).

(ii)           There are no Liens for unpaid Taxes on the Purchased Assets (other than Liens for Taxes not yet due and payable). There is no Tax Contest pending or, to the Knowledge of Seller, threatened, that relates to the Purchased Assets.

(iii)          The Purchased Assets do not include any tax-sharing agreements, United States real property assets, or stock or other ownership interests in any corporations, partnerships, joint ventures, limited liability companies, business trusts, or other entities.

(iv)           None of the Purchased Assets are (A) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (B) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (C) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (D) subject to Section 168(g)(1)(A) of the Code, or (E) subject to a “section 467 rental agreement” as defined in Section 467 of the Code.

(v)            No jurisdiction in which Seller does not file Tax returns in respect of the Purchased Assets has ever asserted in writing that Seller may be required to file a Tax return in such jurisdiction with respect to the Purchased Assets. No Taxes have attached to the Purchased Assets and will become a liability of Purchaser as a result of the execution of this Agreement and purchase of the Purchased Assets.

(vi)           Seller has not received any written notice from any Governmental Authority of any Tax deficiency, Tax examination, or other Tax proceeding that relates to Taxes attributable to the Purchased Assets, which deficiency, examination, or proceeding has not been resolved in full. Seller has not waived any statute of limitations in respect of Taxes attributable to the Purchased Assets, which waiver is currently in effect.

(f)            Title; Possession; Ownership. None of the Purchased Assets is subject to any Liens other than Permitted Liens. Seller has good title to all of the Purchased Assets (whether real or personal, tangible or intangible). At the Effective Date of the License Agreement or at such later time as specified in the License Agreement (but in any event prior to the Agreement Date), Seller put Purchaser in actual possession and operating control of all Purchased Assets. As of the Agreement Date, neither Seller nor any of its Affiliates or any other person on its behalf has physical possession (except to the extent permitted under Section 4.5) or operating control of any Purchased Assets. At the Closing, Seller will transfer to Purchaser good and marketable title to all Purchased Assets, free and clear of any Liens other than Permitted Liens. No Affiliate or Subsidiary of Seller has any right, title or interest in or to any of the Purchased Assets.

(g)            Compliance with Laws. Seller is in compliance in all material respects with, and since the Effective Date of the License Agreement, has complied in all material respects with, all Laws and Orders applicable to the Purchased Assets, except to the extent such compliance was Purchaser’s responsibility under the License Agreement. Seller has received no written notification or communication from any Governmental Authority asserting that Seller is not in compliance with any applicable Laws or Order with respect to the Purchased Assets.

(h)            Legal Proceedings. There are no Actions pending, or to the Knowledge of Seller, threatened, against Seller that would reasonably be expected to impair, prevent or delay the ability of Seller to enter into and perform its obligations under this Agreement, the Related Agreements or the Transactions or would otherwise reasonably be expected to have a Material Adverse Effect. There is no Order to which Seller is subject or that is pending or, to the Knowledge of Seller, threatened that would reasonably be expected to prevent or delay the ability of Purchaser to enter into and perform its obligations under this Agreement, the Related Agreements or the Transactions.

(i)             Intellectual Property.

(i)            The Seller Patents constitute all Patents and Patent Applications Controlled by Seller or its Affiliates as of the Effective Date of the License Agreement that claim any Seller Know-How or any other product, method, apparatus, material, manufacturing process or other technology that is necessary or reasonably useful to Exploit any Product. Except for the Seller Patents, Seller and its Affiliates do not Control (A) any Patents that have issued from the Patent Applications listed in Schedule I or (B) any Patents or Patent Applications that claim priority to any Seller Patent, including any continuation, continued prosecution application, divisional, reissue or re-examination.

(ii)           Since the Effective Date of the License Agreement, Seller has received no written allegations or threats of, and there have been no pending (A) inter partes reviews, post-grant reviews, interferences, re-examinations or oppositions involving the Seller Patents, (B) any inventorship challenges involving the Seller Patents, in either case ((A) or (B)) that are in or before any patent office (or other governmental authority performing similar functions).

(iii)          To Seller’s Knowledge, the Seller Patents are the Patents and Patent Applications owned or otherwise Controlled by Seller or its Affiliates that are necessary or reasonably useful to Exploit the Seller ADC Technology, ROR1 Antibodies or a ROR1 ADC.

(iv)           The Seller Know-How are all the Know-How owned or otherwise Controlled by Seller or its Affiliates as of the Effective Date of the License Agreement that were necessary or reasonably useful to Exploit the Seller ADC Technology, ROR1 Antibodies or a ROR1 ADC as such were Exploited by Seller as of the Effective Date of the License Agreement.

(v)            To Seller’s Knowledge, all Seller Patents are subsisting and are not invalid or unenforceable, in whole or in part. To Seller’s Knowledge, there is no Claim by any Third Party pending or threatened against Seller contesting the validity, enforceability, or ownership of any Seller IP. To Seller’s Knowledge, the validity or enforceability of registered Seller IP or rights of Seller to use Seller IP has not been challenged in any jurisdiction.

(vi)           Seller has no Knowledge of any infringement by any Third Party of any Seller IP or misappropriation of any Seller Know-How.

(vii)         To Seller’s Knowledge, the Exploitation of the Seller IP and use of the Seller ADC Technology as Exploited by Seller on or before the Effective Date of the License Agreement has not infringed any issued valid claim of any Patent rights owned or otherwise controlled by a Third Party.

(viii)        Neither Seller nor any of its Affiliates has entered into a government funding relationship that would result in any payment obligations to any Governmental Authority or any rights to any Purchased Asset residing in any Governmental Authority.

(j)             Material Contracts; Books and Records.

(i)            Seller has previously made available or delivered to Purchaser a correct and complete copy of each Contract (together with all amendments, modifications and supplements thereto) in effect as of Effective Date of the License Agreement to which Seller or any of its Affiliates is (or was) a party and primarily relating to the research, development or manufacture of the Purchased Assets (the “Material Contracts”). The Material Contracts are the Contracts of Seller as of the Effective Date of the License Agreement necessary or reasonably useful to Exploit the Seller ADC Technology, ROR1 Antibodies or a ROR1 ADC as such were Exploited by Seller as of the Effective Date of the License Agreement.

(ii)           The Books and Records are all the books, records, files, documents, information and correspondence of Seller as of the Effective Date of the License Agreement necessary or reasonably useful to Exploit the Seller ADC Technology, ROR1 Antibodies or a ROR1 ADC as such were Exploited by Seller as of the Effective Date of the License Agreement.

(iii)          At all times prior to the Agreement Date, Seller was not in material breach or material default of the License Agreement, and, to Seller’s Knowledge, no event occurred that with notice or lapse of time, or both, would constitute a material breach or material default under the License Agreement.

(k)            No Brokers. [***], no broker, finder, or investment banker is entitled to any brokerage commission, finder’s fee or similar payment in connection with the Transactions based upon arrangements made by or on behalf of Seller.

(l)            Solvency. Seller is solvent and currently: (i) is able to pay its debts as they become due; (ii) owns property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (iii) has adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Seller.

5.2          Representations and Warranties of Purchaser. Purchaser makes the following representations and warranties to Seller:

(a)            Organization and Existence. Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of the state of its jurisdiction, with full power and authority to own, lease, and operate its business and properties and to carry on its business as and where such properties and assets are now owned or leased and such business is now conducted.

(b)            Authority and Approval. Purchaser has all requisite power and authority to enter into this Agreement and the Related Agreements to which it is to be a party and to perform its obligations thereunder. The execution, delivery, and performance by Purchaser of this Agreement and the Related Agreements to which it is to be a party, and the consummation by Purchaser of the Transactions, have been duly authorized by all necessary corporate and stockholder action, if required, and no further corporate or stockholder action is required on the part of Purchaser to authorize this Agreement or any Related Agreements to which Seller is a party or the Transactions or for Purchaser to perform its obligations under this Agreement or any other Related Agreements. This Agreement has been duly executed and delivered by Purchaser and, when executed and delivered by Purchaser, the Related Agreements to which Purchaser is to be a party will have been duly executed and delivered by Purchaser. This Agreement has been duly executed and delivered by Purchaser and the other Related Agreements will be duly executed and delivered by Purchaser, and, assuming the due execution and delivery of this Agreement by Seller and of the Related Agreements by the counterparties thereto, this Agreement constitutes, and the Related Agreements when so executed and delivered will each constitute, a valid and legally binding obligation of Purchaser, enforceable against it in accordance with their respective terms, except as enforceability may be affected by the Enforceability Exception.

(c)            No Conflict. The execution and delivery by Purchaser of this Agreement and each of the Related Agreements to which it is to be a party, and Purchaser’s compliance with the terms and conditions hereof and thereof, and the consummation by Purchaser of the Transactions, do not and will not (i) conflict with any of, or require any consent of any Person that has not been obtained under, Purchaser’s Organizational Documents, (ii) violate any provision of, or require any consent, authorization, or approval under, any Law or any Order applicable to Purchaser, (iii) conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), accelerate or permit the acceleration of the performance required by, or require any consent, authorization, or approval under, any material Contract to which Purchaser is a party or by which it is bound or to which any of its assets or property is subject, or (iv) result in the creation of any Lien upon the assets or property of Purchaser, except in the case of clause (iii) and (iv), as would not reasonably be expected to have a material adverse effect on Purchaser or materially adversely affect the validity or enforceability of this Agreement against Purchaser or materially adversely affect the ability of Purchaser to consummate the Transactions.

(d)            Governmental Approvals and Filing. No consent, authorization, approval, or action of, filing with, notice to, or exemption from any Governmental Authority on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement or any Related Agreements to which Purchaser is to be a party or the consummation of the Transactions, except for any other consent, approval or action where the failure to obtain any such consent, approval, or action, to make any such filing, to give any such notice or obtain any such exemption would not be reasonably expected to (i) have a material adverse effect on Purchaser or (ii) materially adversely affect the validity or enforceability against Purchaser of this Agreement or such Related Agreements or materially adversely affect the ability of Purchaser to consummate the Transactions.

(e)            License Agreement. At all times prior to the Agreement Date, Purchaser was not in material breach or material default of the License Agreement, and, to Purchaser’s knowledge, no event has occurred that with notice or lapse of time, or both, would constitute a material breach or material default under the License Agreement.

(f)            No Brokers. No broker, finder, or investment banker is entitled to any brokerage commission, finder’s fee, or similar payment in connection with the Transactions based upon arrangements made by or on behalf of Purchaser.

(g)            Legal Proceedings. As of the Agreement Date, there are no Actions pending, or to the knowledge of Purchaser, threatened, against Purchaser that would reasonably be expected to prevent or delay the ability of Purchaser to enter into and perform its obligations under this Agreement, the Related Agreements or the Transactions. There is no Order to which Purchaser is subject or that is pending or, to the knowledge of Purchaser, threatened that would reasonably be expected to prevent or delay the ability of Purchaser to enter into and perform its obligations under this Agreement, the Related Agreements or the Transactions.

(h)            Solvency. Immediately after giving effect to the Transactions, Purchaser is solvent and currently: (i) is able to pay its debts as they become due; (ii) owns property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (iii) has adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Purchaser.

5.3          Non-Reliance. Each of the Parties agrees and acknowledges that, except for the representations and warranties made by the other Party and expressly set forth in Section 5.1 (as modified by the Disclosure Schedule) or Section 5.2, as applicable, neither Party provides any warranties, whether written or oral, express or implied, under this Agreement, and each Party hereby disclaims all other warranties, whether written or oral, express and implied, including the implied warranties of merchantability, fitness for a particular purpose and freedom from infringement of third-party rights. Each of the Parties further agrees and acknowledges that, except for the representations and warranties made by the other Party and expressly set forth in Section 5.1 (as modified by the Disclosure Schedule) or Section 5.2, as applicable, none of such other Party or its Affiliates, or any of their respective representatives, or any other Person, has made or is making, and such Party has not relied upon and is not relying upon, any other representations and warranties, including any projection, forecast, statement, or information made, communicated, or furnished (whether orally or in writing) by the other Party, its Affiliates or any of their respective representatives. For the avoidance of doubt, in entering into this Agreement, each Party is relying on the survival of the Surviving License Agreement Rights, including the survival of any claim of such Party accrued prior to the Closing Date for indemnification for the other Party's breach of any representation or warranty made by such other Party pursuant to the License Agreement.

6.	Additional Agreements

6.1          Public Disclosures.

(a)            The Parties agree that neither Party shall publicly announce or disclose the execution or content of this Agreement, the Stock Issuance Agreement and the Related Agreements without prior good faith discussion with and written consent of the other Party, including with respect to the specific content of such disclosure. Notwithstanding the foregoing, each Party will be permitted to make any filings required under applicable Law, including a filing on Form 8-K and any other filings required by the SEC to report the execution of this Agreement or, for Purchaser, the issuance of Shares. The Parties will cooperate to mutually agree upon the content of such filings and on redactions to this Agreement for filing purposes with the SEC and the filing Party shall provide the other Party with a copy of the proposed filing as promptly as practicable under the circumstances, and the other Party shall endeavor to promptly provide its comments , provided that to the extent not prohibited by applicable Law, prior to making any filing or disclosure of a copy of this Agreement, the Party making the required disclosure shall submit a confidential treatment request in connection with such disclosure and shall submit pursuant to such confidential treatment request only such redacted form of this Agreement as may be mutually agreed in writing by the Parties (such agreement not to be unreasonably withheld, conditioned, or delayed).

(b)            Seller shall only issue additional public disclosures related to the Seller IP or the Products that have either (i) been approved by Purchaser or (ii) are required to be issued by Seller under applicable Laws (and only to the extent so required) based upon advice of outside counsel. Seller shall use its reasonable efforts to provide Purchaser a reasonable opportunity to comment on any such public disclosure reasonably in advance of issuing or making such press release or public disclosure and shall consider any such comment(s) in good faith. Notwithstanding the foregoing, Seller may make any public statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst calls, or issue press releases, so long as any such public statement or press release is consistent with prior public disclosures approved pursuant to this Section 6.1 and which do not reveal nonpublic information of Purchaser.

6.2          Confidentiality.

(a)            Confidentiality; Exceptions. Each Party has maintained and will maintain in confidence all, and has not and will not disclose any, information and materials of the other Party disclosed or provided to it by the other Party either pursuant to this Agreement, the License Agreement or the Confidential Disclosure Agreement entered into by the Parties effective as of [***] (the “Confidential Disclosure Agreement”), including information with respect to any Purchased Assets or the Exploitation thereof (together with all embodiments thereof, the “Confidential Information”). The obligations of confidentiality and limited use set forth in this Section 6.2 will not apply to any portion of information or materials that the receiving Party can demonstrate by contemporaneous written records was: (i) known to the general public at the time of its disclosure to the receiving Party, or thereafter became generally known to the general public, other than as a result of actions or omissions of the receiving Party or anyone to whom the receiving Party disclosed such information; (ii) known by the receiving Party prior to the date of disclosure by the disclosing Party; (iii) disclosed to the receiving Party on an unrestricted basis from a source unrelated to the disclosing Party and not under a duty of confidentiality to the disclosing Party; or (iv) independently developed by the receiving Party without access to or use of Confidential Information of the disclosing Party. Any combination of features or disclosures will not be deemed to fall within the foregoing exclusions merely because individual features are published or known to the general public or in the rightful possession of the receiving Party unless the combination itself and principle of operation thereof are published or known to the general public or are in the rightful possession of the receiving Party. Notwithstanding the foregoing, the terms and conditions of this Agreement, the License Agreement and the Confidential Disclosure Agreement will be deemed Confidential Information of both Parties, and after the Closing Date, the Purchased Assets, including Seller Know-How, will be deemed Confidential Information of Purchaser. For clarity, clauses (ii), (iii) and (iv) above shall not limit Seller’s confidentiality obligations with respect to the Purchased Assets, including Seller Know-How.

(b)            Degree of Care; Permitted Use. Each Party will take reasonable steps to maintain the confidentiality of the Confidential Information of the other Party, which steps will be no less protective than those steps that such Party takes to protect its own information and materials of a similar nature, but in no event less than a reasonable degree of care. Except to the extent expressly permitted under this Agreement, neither Party will use or permit the use of any Confidential Information of the other Party except for the purposes of carrying out its obligations or exercising its rights under this Agreement, and neither Party will copy any Confidential Information of the other Party except as may be reasonably useful or necessary for such purposes. All Confidential Information of a Party, including all copies and derivations thereof, is and will remain the sole and exclusive property of the disclosing Party and subject to the restrictions provided for herein. Except to the extent expressly permitted under this Agreement, neither Party will disclose any Confidential Information of the other Party other than to those of its and its Affiliates and its and their sublicensees, directors, officers, employees, licensors, independent contractors, permitted assignees, agents and external advisors that are directly concerned with the carrying out of this Agreement, on a strictly applied “need to know” basis, and that are subject to confidentiality and non-use obligations at least as stringent as the confidentiality and non-use obligations provided for in this Section 6.2. Each Party remains liable for compliance of its and its Affiliates and its and their sublicensees directors, officers, employees, licensors, independent contractors, permitted assignees, agents and external advisors with its obligations of non-disclosure and non-use under this Agreement.

(c)            Limited Use. The obligations of Section 6.2 will not apply to the extent that the receiving Party is required to disclose information to a Third Party pursuant to (i) an order of a court of competent jurisdiction, (ii) applicable Laws, (iii) regulations or rules of a securities exchange, (iv) requirement of a Regulatory Authority for purposes of obtaining approval for Purchaser to test or market Products, or (v) solely with respect to Confidential Information of Seller that is also Confidential Information of Purchaser (e.g., the content and scope of this Agreement and the License Agreement), disclosure on a need-to-know basis to any bona fide potential or actual investor, investment banker, acquirer, acquisition target, merger partner, licensee, licensor, or other potential or actual financial or strategic partner; provided that in each case (i) through (v), prior to such disclosure, the disclosing Party will inform each recipient of Confidential Information of the confidential nature of such Confidential Information and cause each recipient of Confidential Information to enter into a written agreement containing limitations on use and disclosure no less restrictive, in the aggregate, than those contained in this Section 6.2; and provided, further, that the receiving Party will provide prior written notice thereof to the disclosing Party and sufficient opportunity for the disclosing Party to review and comment on such disclosure and request confidential treatment thereof or a protective order therefor.

(d)            Irreparable Injury. The Parties acknowledge that either Party’s breach of this Section 6.2 may cause the other Party irreparable injury for which it would not have an adequate remedy at law. In the event of a breach, the nonbreaching Party may seek injunctive relief, whether preliminary or permanent, in addition to any other remedies it may have at law or in equity, without necessity of posting a bond.

(e)            Survival of Obligations. The obligations of confidentiality and limited use contained in this Section 6.2 will survive any termination of this Agreement or the Confidential Disclosure Agreement.

6.3            Termination of License Agreement. Effective upon the Closing, the License Agreement shall automatically terminate in its entirety, including and notwithstanding Section 12.10 of the License Agreement or any other provision of the License Agreement providing for survival upon termination of the License Agreement. Accordingly, upon the Closing, the License Agreement shall no longer be in effect and any and all rights and obligations of the parties thereunder shall automatically be terminated; provided that nothing in this Agreement shall: (a) relieve either Party of any Liabilities of such Party under the License Agreement that accrued prior to the Closing; (b) limit a Party’s obligations under Section 9 of the License Agreement with respect to facts or circumstances occurring prior to the Closing (even if the indemnification claim is not made until after the Closing); (c) impact a Party’s remedies with respect to a pre-termination breach, even if it is discovered after termination of the License Agreement; or (d) preclude any Party from pursuing any and all rights and remedies it may have under the License Agreement or at law or in equity with respect to any of the Liabilities referred to in clauses (a) through (c) (the rights, remedies and obligations described in this proviso, the “Surviving License Agreement Rights”). The termination of the License Agreement pursuant to this Section 6.3 shall not impact the prior transfer and assignment to Purchaser of any Contracts pursuant thereto and thereunder.

6.4          Non-Solicitation. Until [***], neither Party nor any of their Affiliates shall, either directly or indirectly, solicit for employment any employee of the other Party who has been involved in any substantive capacity in the creation or Exploitation of Seller IP or Products. Each Party agrees that any breach of this provision would cause irreparable harm to the other Party and that, in addition to any and all other available legal and equitable remedies, injunctive relief shall be appropriate and available without the posting of a bond or other security. The foregoing non-solicitation provisions shall not apply to general recruiting activities not specifically targeting a Party or its Affiliate or a particular individual employee of a Party or its Affiliate.

6.5          Further Assurances and Cooperation.

(a)            Further Assurances. Upon the terms and subject to the conditions set forth in this Agreement, each Party agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper, or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using commercially reasonable efforts to obtain all necessary consents, approvals or waivers from Third Parties required to transfer any Purchased Asset from Seller to Purchaser pursuant to Article 2 and to identify and deliver any Purchased Assets not previously identified and delivered.

(b)            Cooperation. If, in order to properly prepare any materials required to be filed with any Governmental Authority, it is necessary that either Purchaser or Seller be furnished with additional information, documents, or records relating to the Purchased Assets or the Excluded Liabilities, and such materials are in the possession or control of the other Party, such other Party will use its commercially reasonable efforts to make available such materials (or copies thereof) upon the filing Party’s reasonable request and at the filing Party’s cost and expense; provided, further, that any Party receiving such materials shall be subject to the same obligations of confidentiality and non-use described in Section 6.2.

6.6          Tax Matters.

(a)            Allocation. Purchaser and Seller acknowledge and agree that the purchase and sale of the Purchased Assets will be treated for all Tax purposes as a taxable asset purchase. The Consideration shall be allocated among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate) (the “Allocation”). The Allocation shall be delivered by Purchaser to Seller within [***] after the Closing Date for Seller’s approval, which approval shall not be unreasonably withheld, conditioned or delayed. Seller and Purchaser shall work in good faith to resolve any disputes relating to the Allocation within [***]. If Seller and Purchaser are unable to resolve any such dispute, such dispute shall be resolved promptly by a nationally recognized accounting firm acceptable to Purchaser and Seller, the costs of which shall be borne equally by the Parties. Each Party agrees to prepare and file all applicable Tax Returns in a manner consistent with the final Allocation Schedule.

(b)            Straddle Period Taxes. Any property Taxes (or other Taxes imposed on a periodic basis) levied with respect to the Purchased Assets for the Straddle Period (each, a “Straddle Period Tax”) shall be prorated between Purchaser and Seller on a per diem basis, with the Seller paying the portion of the Straddle Period Tax attributable to the Pre-Closing Tax Period.

(c)            Transfer Taxes. All transfer, documentary, sales, use, stamp, value added, goods and services, excise, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the Transactions (“Transfer Taxes”) shall be [***]. The Party required under applicable Laws to file a Tax Return with respect to Transfer Taxes will, at its own expense, prepare or cause to be prepared, and file, or cause to be filed, all necessary Tax Returns and other documentation with respect to such Transfer Taxes, and if required by applicable Law, the Parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns. The Parties agree to reasonably cooperate to minimize any Transfer Taxes to the extent permitted by applicable Law.

(d)            Cooperation. To the extent relevant to the Purchased Assets, each Party will reasonably cooperate to provide the other with such assistance, records or other information as may reasonably be requested in connection with the preparation of any Tax Return, claim for refund, and the conduct of any audit or other examination by any Governmental Authority or in connection with judicial or administrative proceedings relating to any Liability for Taxes.

(e)            Bulk Sale Laws. Purchase waives any compliance by Seller with bulk sale or transfer laws.

7.	Indemnification

7.1          Indemnification by Seller and Purchaser.

(a)            Indemnification by Seller. Subject to the terms and conditions of this Agreement, Seller will indemnify and hold harmless Purchaser, its Affiliates, and its and their respective officers, directors, managers, employees, agents, successors, and permitted assigns (collectively, the “Purchaser Indemnified Parties”) against and in respect of any Losses suffered, sustained, accrued or incurred by any Purchaser Indemnified Party resulting from or arising out of any of the following:

(i)            any breach or inaccuracy of any representation or warranty of Seller contained in this Agreement, as modified by the Disclosure Schedules;

(ii)            any breach of or failure to perform any covenant, agreement, or obligation of Seller in this Agreement or in any Related Agreement; or

(iii)          any Excluded Liabilities.

(b)            Indemnification by Purchaser. Subject to the terms and conditions of this Agreement, Purchaser will indemnify and hold harmless Seller and its Affiliates and its and their respective officers, directors, managers, employees, agents, successors, and permitted assigns (collectively, the “Seller Indemnified Parties”) against and in respect of any Losses suffered, sustained, accrued or incurred by any Seller Indemnified Party resulting from or arising out of any of the following:

(i)            any breach or inaccuracy of any representation or warranty of Purchaser contained in this Agreement;

(ii)            any breach of or failure to perform any covenant, agreement, or obligation of Purchaser in this Agreement or in any Related Agreement; or

(iii)          any Purchaser Liabilities.

7.2          Survival.

(a)            All representations and warranties contained in Article 5 (including the related portions of the Disclosure Schedules) will survive the Closing for a period ending [***] after the Closing Date, at which time they shall terminate, are void, and of no further force or effect; provided, the foregoing shall not apply to the (i) representations and warranties in [***], which will survive the Closing for a period ending [***] after the Closing Date, at which time they shall terminate, are void, and of no further force or effect and (ii) Fundamental Representations, which shall survive the Closing until 11:59 p.m. (Eastern time) on the date that is [***] following the expiration of the longest statute of limitations (including any extensions thereof) applicable to the subject matter thereof (and not to claims for breach of contract more generally). The covenants in this Agreement and the Related Agreements shall survive Closing and continue in effect and expire in accordance with their respective terms. The Parties further acknowledge that the time periods set forth in this Section 7.2(a) for the assertion of claims under this Agreement are the result of arms’-length negotiation between the Parties and that they intend for the applicable time periods to be enforced as agreed to by the Parties.

(b)            Notwithstanding the foregoing, nothing in this Article 7 shall limit the right of any Indemnified Party with respect to any claim of Fraud.

(c)            No indemnification will be payable for any Claim for Losses pursuant to Sections 7.1(a)(i) or 7.1(b)(i) with respect to any inaccuracy or breach of any representation or warranty after termination of the applicable survival period specified in this Section 7.2, except with respect to Claims made prior to such termination pursuant to Section 7.4 but not then resolved (such representation or warranty surviving with respect to such Claim until resolution of such Claim), or with respect to any covenants after the termination of the applicable survival period. The limitations set forth in this Section 7.2(c) shall not apply to any Claim for Losses pursuant to Sections 7.1(a)(iii) or 7.1(b)(iii) regardless of whether such Claim may also be described in other subsections of Section 7.1(a) or Section 7.1(b).

7.3          Limitations. The rights to indemnification under Section 7.1(a) are subject to the following limitations:

(a)            Cap. The aggregate amount which all of the Purchaser Indemnified Parties will be entitled to receive for all Claims for indemnification arising under Section 7.1(a)(i) (other than with respect to any claim for Fraud or any misrepresentation or breach of any Fundamental Representations) shall not exceed an amount equal to [***].

(b)            Exclusions. For the avoidance of doubt, the limitations under Section 7.3(a) will not apply with respect to any Claim(s) for indemnification arising under Section 7.1(a)(ii) or 7.1(a)(iii), regardless of whether such Claim(s) may also be described in Section 7.1(a)(i).

(c)            No Duplication. There shall not be any multiple or duplicative recoveries for any Losses for all purposes under both this Agreement and the License Agreement (i.e., a Party may only bring a Claim predicated on or arising out of a single nucleus of operative facts under one agreement or the other but not both). For clarity, the foregoing does not preclude a Party from seeking indemnification for separate Third Party Claims predicated on or arising out of a single nucleus of operative facts.

7.4          Resolution of Indemnification Disputes. In order to seek indemnification under this Article 7, the Indemnified Party shall deliver a Claim Notice to the Indemnifying Party which contains (x) a description and the amount, if known, of any Losses incurred or reasonably expected to be incurred by the Indemnified Party (which shall be calculated and estimated by the Indemnified Party in good faith), (y) a statement that the Indemnified Party is entitled to indemnification under this Article 7 for such Losses and an explanation of the basis therefor, and (z) a demand for payment in the amount of such Losses. Upon reasonable request, the Indemnified Party shall furnish the Indemnifying Party with any information to the extent that such information is reasonably necessary in order to evaluate the Claim Notice and the underlying Claims. If an Indemnifying Party disputes or contests the basis or amount of any Claim set forth in a Claim Notice delivered by an Indemnified Party in accordance with the provisions of Article 7, the dispute will be resolved as set forth below:

(a)            An Indemnifying Party may object to a Claim for indemnification set forth in a Claim Notice by delivering to the Indemnified Party seeking indemnification a written statement of objection to the Claim made in the Claim Notice (an “Objection Notice”); provided, however, that, to be effective, such Objection Notice must (i) be delivered to the Indemnified Party prior to the [***] following the receipt of the applicable Claim Notice (such deadline, the “Objection Deadline” for such Claim Notice and the Claims for indemnification contained therein) and (ii) set forth in reasonable detail the nature of the objections to the Claims in respect of which the objection is made.

(b)            To the extent the Indemnifying Party does not object in writing (as provided in Section 7.4(a)) to the Claims contained in such Claim Notice prior to the Objection Deadline for such Claim Notice, such failure to so object shall be an irrevocable acknowledgment by the Indemnifying Party that the Indemnified Party is entitled to the full amount of the Claims for Losses set forth in such Claim Notice (and such entitlement shall be conclusively and irrefutably established) (or, in the case of any notice in which the Losses (or any portion thereof) are estimated, the amount of such Losses (or such portion thereof) as finally determined) with respect to the applicable parties against the Indemnifying Party (any such Claim, an “Unobjected Claim”). Within [***] of a Claim becoming an Unobjected Claim, the Indemnifying Party shall make the applicable payment to such Indemnified Party, subject to the limitations set forth in this Article 7.

(c)            In case an Indemnifying Party timely delivers an Objection Notice in accordance with Section 7.4(a), the Indemnifying Party and the Indemnified Party shall attempt in good faith to agree upon the rights of the respective Parties with respect to each of such Claims. If the Indemnifying Party and the Indemnified Party reach an agreement, a memorandum setting forth such agreement shall be prepared and signed by all applicable Parties (any Claims covered by such an agreement, “Settled Claims”). Any amounts required to be paid as a result of a Settled Claim shall be paid by the Indemnifying Party to the Indemnified Party pursuant to the Settled Claim within [***] of the applicable Claim becoming a Settled Claim.

(d)            If no such agreement can be reached after good faith negotiation prior to [***] after delivery of an Objection Notice, then upon the expiration of such [***] period either the Indemnifying Party or the Indemnified Party may seek to resolve such dispute pursuant to Section 8.1.

7.5          Third Party Claim Procedures.

(a)            Notice. If an Indemnified Party shall become aware of an indemnifiable matter arising from any pending or threatened Legal Proceeding by or against a Third Party (each such action or suit being a “Third Party Claim”), the Indemnified Party will give prompt written notice of the claim to the Indemnifying Party; provided, however, that failure to so notify shall not preclude the Indemnified Party’s right to indemnification hereunder unless the Indemnifying Party is actually prejudiced by such failure. Each Party will furnish promptly to the other Party, copies of all papers and official documents received from the Third Party making the claim for Losses in respect of such Losses. The Indemnified Party will cooperate as requested by the Indemnifying Party in the defense against any Losses.

(b)            Control. The Indemnifying Party, upon notice to the Indemnified Party, will have the right to assume and control the defense of such Third Party Claim for which the Indemnifying Party is obligated to indemnify pursuant to this Article 7 at its own cost and through counsel of its choosing; provided that the Indemnifying Party will obtain the written consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed, prior to ceasing to defend, settling or otherwise disposing of any Losses if as a result thereof (x) the Indemnified Party would become subject to injunctive or other equitable relief or any remedy other than the payment of money by the Indemnifying Party or (y) the business of the Indemnified Party would be adversely affected; provided further, however, that the Indemnifying Party shall not have the right to assume and control such defense: (i) if such Third Party Claim involves criminal allegations, (ii) if outside counsel advises the Indemnified Party in writing that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party with respect to the Third Party Claim that cannot be waived, or (iii) if the Indemnifying Party failed or is failing to diligently prosecute or defend with respect to such Third Party Claim and is provided with written notice of such failure by the Indemnified Party, and such failure is not reasonably cured.

(c)            Indemnified Party. The Indemnified Party shall have the right to employ its own counsel at its own cost; provided, however, that if the Indemnifying Party is not, or becomes not, entitled to assume the defense of such Third Party Claim or withdraws from such defense, then the Indemnified Party shall have the right to undertake the defense or settlement thereof at the Indemnifying Party’s reasonable expense, subject to the final determination of whether such expenses are indemnifiable Losses. If the Indemnified Party controls the defense of any Third Party Claim pursuant to this Section 7.5(c), the Indemnifying Party will not be liable for any settlement or other disposition of Losses by the Indemnified Party which is reached without the written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed.

7.6          Tax Treatment of Indemnification Payments. For all purposes hereunder, any indemnification payments made pursuant to Article 7 will be treated as an adjustment to the Consideration, except as otherwise required by applicable Law.

7.7          Exclusive Remedy. From and after the Closing, subject to Section 6.2 and except for claims of Fraud, the indemnification provisions contained in this Article 7 will constitute the sole and exclusive recourse and remedy of the Parties with respect to any claim arising from this Agreement or the Transactions, whether by contract, tort or otherwise. Notwithstanding the foregoing, the provisions of this Article 7 will not restrict the right of any Party to seek specific performance or other equitable remedies in accordance with Section 8.2. The Parties agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the Indemnified Parties’ remedies with respect to this Agreement and the Transactions were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid hereunder.

7.8            [***].

8.	Miscellaneous

8.1            Governing Law; Jurisdiction. This Agreement shall be governed by and construed and enforced under the substantive laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise make this Agreement subject to the substantive law of another jurisdiction. Purchaser and Seller each hereby irrevocably: (a) consents to submit itself in any suit, action or proceeding arising out of or related to this Agreement or any of the Transactions to the exclusive personal jurisdiction of the courts of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in Delaware); (b) agrees that it will not attempt to defeat or deny such personal jurisdiction by motion or other request for leave from such court; and (c) agrees that it will not bring any action arising out of or related to this Agreement or any of the Transactions in any court other than any such court.

8.2          Specific Performance. Subject to Section 7.7, the Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.1 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific performance is an integral part of the Transactions and without that right, neither the Purchaser nor Seller would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.2 shall not be required to provide any bond or other security in connection with any such order or injunction.

8.3          WAIVER OF JURY TRIAL. EACH OF PURCHASER AND SELLER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PURCHASER AND SELLER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

8.4          Entire Agreement; Severability. This Agreement, together with the Disclosure Schedules, Related Agreements, Stock Issuance Agreement, and all Exhibits and Schedules attached hereto and thereto constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof. If any term, condition or other provision of this Agreement is found to be invalid, illegal or incapable of being enforced by virtue of any rule of law, public policy or court determination, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect. If the final determination of any arbitration process or final judgment of a court of competent jurisdiction, in each case, to the extent in accordance with the terms of this Agreement, declares that any term or provision hereof is invalid or unenforceable, the arbitrators or court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

8.5          Incorporation by Reference. The Disclosure Schedules, the Schedules and Exhibits attached hereto, and the documents referenced herein and therein constitute integral parts of this Agreement and are hereby incorporated by reference herein.

8.6          Amendments and Waivers. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by Purchaser and Seller or, in the case of a waiver, the Party waiving compliance. Except as specifically set forth herein to the contrary, no delay or omission by either Party in exercising any right or power occurring upon any noncompliance or default by the other Party with respect to any of the terms of this Agreement shall impair any such right or power or be construed to be a waiver thereof. A waiver by one Party of any of the covenants, conditions or agreements to be performed by the other Party shall not be construed to be a waiver of any succeeding breach thereof or of any other covenant, condition or agreement herein contained.

8.7          Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon transmission, if sent by electronic transmission (in each case with receipt verified by electronic confirmation) or (c) one (1) Business Day after being sent by courier or express delivery service, provided that in each case the notice or other communication is sent to the address set forth beneath the name of such Party below (or to such other address as such Party shall have specified in a written notice given to the other Parties hereto):

If to Seller, to:

Zentalis Pharmaceuticals, Inc.

10275 Science Center Drive, Ste 200

San Diego, CA 92121

Attention: Kimberly Blackwell, M.D., CEO

Email: [***]

with required copies to:

Zentalis Pharmaceuticals, Inc.

10275 Science Center Drive, Ste 200

San Diego, CA 92121

Attention: Andrea Paul, Chief Legal Officer and Corporate Secretary

Email: [***]

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Aaron Gardner

Email: [***]

If to Purchaser, to:

Immunome, Inc.

18702 N. Creek Parkway, Suite 100

Bothel, Washington 98011

Attention: Sandra Stoneman, Chief Legal Officer

Email: [***]

with required copies to:

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

Attention: Barbara Borden

Email: [***]

8.8          No Assignment; Binding Effect. This Agreement is not assignable by any Party without the prior written consent of the other Party; provided, however, for the avoidance of doubt, Purchaser may, without Seller’s consent, at any time (a) sell, assign, contribute, or otherwise transfer this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate, (b) assign all or any part of its rights or obligations hereunder to any Person (whether or not an Affiliate of Purchaser) in connection with a merger or consolidation of Purchaser or the sale of all or substantially all of Purchaser’s operations or assets or substantially all of Purchaser’s assets that relate to the Purchased Assets, and (c) grant or permit any Lien or assignment to any Person (whether or not an Affiliate of Purchaser) in connection with a financing for Purchaser (or an Affiliate of Purchaser to which any rights under this Agreement have been assigned or sublicensed) from time to time, in each case of clauses (a), (b), or (c) above, without Purchaser being relieved of any of its obligations hereunder [***]. This Agreement will be binding upon and will inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

8.9          Third Person Beneficiaries. Except as provided in Article 7, this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the Parties and their respective successors and permitted assigns and nothing herein, whether express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.10        Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed to create a partnership, joint venture, employment, franchise, agency or fiduciary relationship between Purchaser and Seller. Neither Party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement or undertaking with any Third Party.

8.11        Headings; Interpretation. The headings in this Agreement are intended solely for convenience of reference and will be given no effect in the construction or interpretation of this Agreement. Unless the context otherwise requires, the singular includes the plural, and the plural includes the singular. Whenever the words “include”, “includes”, or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”. Unless otherwise specified, references in this Agreement to any Article shall include all Sections, subsections, and paragraphs in such Article, references to any Section shall include all subsections and paragraphs in such Section, and references in this Agreement to any subsection shall include all paragraphs in such subsection. The word “or” means “and/or” unless the context dictates otherwise because the subjects of the conjunction are mutually exclusive. The words “herein”, “hereof”, and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision. All references to days in this Agreement mean calendar days, unless otherwise specified. Ambiguities and uncertainties in this Agreement, if any, shall not be interpreted against either Party, irrespective of which Party may be deemed to have caused the ambiguity or uncertainty to exist. All references herein to “immediately available funds” or “$” shall be deemed to be references to the lawful money of the United States. Unless the context otherwise requires, references herein to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

8.12        Counterparts; Signatures. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party. This Agreement may be executed by an electronic scan delivered by electronic mail.

8.13        Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party hereto will pay its own costs and expenses incurred incident to its negotiation and preparation of this Agreement, the Stock Issuance Agreement and the Related Agreements and to its performance and compliance with all agreements and conditions contained herein and therein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel and accountants.

{Signature Pages to Follow}

In Witness Whereof, the Parties, intending legally to be bound, have caused this Asset Purchase Agreement to be duly executed and delivered as of the Agreement Date.

Immunome, Inc.

By:	/s/ Clay Siegall
Print Name:	Clay Siegall, Ph.D.
Title:	Chief Executive Officer

In Witness Whereof, the Parties, intending legally to be bound, have caused this Asset Purchase Agreement to be duly executed and delivered as of the Agreement Date.

Zentalis Pharmaceuticals, Inc.

By:	/s/ Kimberly Blackwell
Print Name:	Kimberly Blackwell, M.D.
Title:	Chief Executive Officer

Zeno Management, Inc.

By:	/s/ Kimberly Blackwell
Print Name:	Kimberly Blackwell, M.D.
Title:	Chief Executive Officer